UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of                      June, 2004

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☒

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date	June 30, 2004	By	/s/ Rochiman Sukarno

(Signature)

Rochiman Sukarno
Head of Investor Relation Unit

PRESS RELEASE
No. TEL. 260/PR000/UH1/2004

TELKOM AUDIT 2003 FINALIZED

Bandung, June 30, 2004 — PT (PERSERO) Telekomunikasi Indonesia Tbk. (“TELKOM”) announced today that KAP Siddharta, Siddharta & Widjaja, a member firm of KPMG, has signed and issued its unqualified audit report for TELKOM’s 2003 consolidated financial statements. TELKOM has filed its Annual Report with BAPEPAM in Jakarta today and intends to file its Form 20-F with the United States Securities and Exchange Commission on opening of business today in Washington DC.

TELKOM’s consolidated income statement and balance sheet for 2003 is attached to this Press Release.

In connection with the finalization of TELKOM’s 2003 Annual Report, TELKOM intends to hold an Annual General Meeting of shareholders on July 30, 2004.

ADEK JULIANWAR
Corporate Secretary

For further information, please contact:

Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Jakarta
Tel:	62-21-5215109
Fax:	61-21-5220500
Email:	investor@telkom.co.id
Website:	www.telkom-indonesia.com

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

ASSETS

	Notes	2002	2003
		Rp	Rp	US$ (Note 3)
CURRENT ASSETS
Cash and cash equivalents	2c,2f,6,49	5,699,070	5,094,472	603,610
Temporary investments	2c,2g,7,49	573,000	4,006	475
Trade accounts receivable	2c,2h,8,49
Related parties — net of allowance for doubtful accounts of Rp95,676 million in 2002, and Rp110,932 million in 2003		886,763	410,923	48,687
Third parties — net of allowance for doubtful accounts of Rp407,313 million in 2002, and Rp332,960 million in 2003		1,919,904	2,422,005	286,967
Other accounts receivable — net of allowance for doubtful accounts of Rp24,253 million in 2002, and Rp45,544 million in 2003	2c,2h,49	198,493	170,121	20,157
Inventories — net of allowance for obsolescence of Rp53,795 million in 2002, and Rp40,489 million in 2003	2i,9	139,682	154,003	18,247
Prepaid expenses	2c,2j,10,49	353,656	717,917	85,061
Prepaid taxes	43a	84,674	212,282	25,152
Other current assets	2c,11,49	691,788	45,083	5,342

Total Current Assets		10,547,030	9,230,812	1,093,698

NON-CURRENT ASSETS
Long-term investments	2g,12	183,147	64,648	7,660
Property, plant and equipment — net of accumulated depreciation of Rp18,886,345 million in 2002, and Rp23,581,560 million in 2003	2k,2l,13	28,448,606	34,775,140	4,120,277
Property, plant and equipment under revenue-sharing arrangements — net of accumulated depreciation of Rp842,964 million in 2002, and Rp791,645 million in 2003	2m,15,52	377,622	305,041	36,142
Advances and other non-current assets	2c,49	306,363	175,954	20,847
Intangible assets — net of accumulated amortization of Rp187,990 million in 2002, and Rp730,659 million in 2003	1c,2d,16	3,898,817	5,144,050	609,485
Advance payments for investments in shares of stock	5e	247,583	65,458	7,756
Escrow accounts	17	297,928	522,146	61,866

Total Non-current Assets		33,760,066	41,052,437	4,864,033

TOTAL ASSETS		44,307,096	50,283,249	5,957,731

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2002	2003
		Rp	Rp	US$ (Note 3)
CURRENT LIABILITIES
Trade accounts payable	2c,18,49
Related parties		790,227	657,478	77,900
Third parties		2,272,624	3,109,854	368,466
Other accounts payable		215,775	188,112	22,288
Taxes payable	2s,43b	1,109,632	1,513,038	179,269
Dividends payable		1,494	3,779	448
Accrued expenses	2c,19,49	1,949,914	1,215,872	144,061
Unearned income	20	445,561	763,211	90,428
Advances from customers and suppliers	21	293,522	268,148	31,771
Short-term bank loans	2c,22,49	39,205	37,642	4,460
Current maturities of long-term liabilities	2c,23,49	2,590,227	3,443,516	407,999

Total Current Liabilities		9,708,181	11,200,650	1,327,090

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	2s,43e	3,083,166	3,546,770	420,234
Unearned income on revenue-sharing arrangements	2m,15,52	142,797	111,732	13,238
Unearned initial investor payments under joint operation schemes	2n,36,51	66,117	31,584	3,742
Provision for long service awards	2r,47	489,231	473,614	56,115
Provision for post-retirement health care benefits	2r,48	1,602,494	2,063,350	244,474
Long-term liabilities — net of current maturities
Two-step loans — related party	2c,24,49	7,734,033	6,858,910	812,667
Guaranteed notes and bonds	25	2,313,510	2,102,502	249,112
Bank loans	2c,26,49	85,355	2,115,797	250,687
Liabilities for acquisitions of subsidiaries	27	1,618,979	746,974	88,504
Suppliers’ credit loans	28	175,625	671	80
Bridging loan	29	53,405	510	60
Other long-term debt		9,275	9,153	1,084
Project cost payables		15,512	—	—

Total Non-current Liabilities		17,389,499	18,061,567	2,139,997

MINORITY INTEREST	30	2,595,799	3,708,155	439,355

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)
DECEMBER 31, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Notes	2002	2003
		Rp	Rp	US$ (Note 3)
STOCKHOLDERS’ EQUITY
Capital stock — Rp 500 par value per Series A
Dwiwarna share and Series B share
Authorized — one Series A Dwiwarna share and 39,999,999,999 Series B shares
Issued and fully paid — one Series A Dwiwarna share and 10,079,999,639
Series B shares	31	5,040,000	5,040,000	597,156
Additional paid-in capital	32	1,073,333	1,073,333	127,172
Difference in value of restructuring transactions between entities under common control	33	(7,288,271)	(7,288,271)	(863,539)
Difference due to change of equity in associated companies	2g	424,020	385,595	45,687
Translation adjustment	2e	235,665	224,232	26,568
Retained earnings
Appropriated		745,404	1,559,068	184,724
Unappropriated		14,383,466	16,318,920	1,933,521

Total Stockholders’ Equity		14,613,617	17,312,877	2,051,289

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		44,307,096	50,283,249	5,957,731

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.

PERUSAHAAN PERSEROAN (PERSERO)
P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	Notes	2001	2002	2003
		Rp	Rp	Rp	US$ (Note 3)
OPERATING REVENUES
Telphone	2p,34
Fixed lines		6,415,156	7,264,099	8,896,865	1,054,131
Cellular		4,707,998	6,226,801	8,458,830	1,002,231
Interconnection	2p,35,49	1,423,686	2,831,334	4,162,148	493,145
Joint operation schemes	2n,36,49,51	2,219,586	2,128,145	1,486,307	176,103
Data and Internet	37	673,184	1,551,626	3,108,562	368,313
Network	38	414,929	316,098	517,865	61,358
Revenue-sharing arrangements	2m,39,52	264,253	263,754	258,464	30,624
Other telecommunications services		165,015	220,961	226,882	26,882

Total Operating Revenues		16,283,807	20,802,818	27,115,923	3,212,787

OPERATING EXPENSES
Personnel	40	2,281,245	4,387,568	4,440,096	526,078
Depreciation	2k,2l,2m,13,15	2,869,772	3,473,370	4,779,520	566,294
Operations, maintenance and telecommunication services	41	2,149,921	2,290,219	3,338,693	395,580
General and administrative	42	1,343,456	1,146,294	2,078,777	246,300
Marketing		220,006	375,152	502,898	59,585

Total Operating Expenses		8,864,400	11,672,603	15,139,984	1,793,837

OPERATING INCOME		7,419,407	9,130,215	11,975,939	1,418,950

OTHER INCOME (EXPENSE)
Gain on sale of long-term investment in Telkomsel	1c	—	3,196,380	—	—
Interest income	49	571,586	479,802	366,024	43,367
Interest expense	49	(1,329,642)	(1,582,750)	(1,383,446)	(163,915)
Gain (loss) on foreign exchange — net	2e	(378,720)	556,613	126,121	14,943
Equity in net income (loss) of associated companies	2g,12	(85,686)	4,598	2,819	334
Others — net		352,946	(35,956)	364,338	43,169

Other income (expense) — net		(869,516)	2,618,687	(524,144)	(62,102)

INCOME BEFORE TAX		6,549,891	11,748,902	11,451,795	1,356,848
TAX EXPENSE	2s,43e
Current tax		(2,177,366)	(2,747,762)	(3,791,280)	(449,203)
Deferred tax		170,471	(151,209)	(69,810)	(8,271)

		(2,006,895)	(2,898,971)	(3,861,090)	(457,474)

INCOME BEFORE MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		4,542,996	8,849,931	7,590,705	899,374
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES, net	30	(474,605)	(810,222)	(1,503,478)	(178,137)

NET INCOME		4,068,391	8,039,709	6,087,227	721,237

BASIC EARNINGS PER SHARE	2t,44
Net income per share		403.61	797.59	603.89	0.07

Net income per ADS
(20 Series B shares per ADS)		8,072.20	15,951.80	12,077.83	1.43

See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements.